UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Nasdaq Letter

On March 17, 2025, Galaxy Payroll Group Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 31, 2025 to March 14, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing of the Company’s ordinary shares. Nasdaq has provided the Company with a 180 calendar days compliance period, or until September 15, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the deficiency within four (4) business days after the date of the deficiency letter.

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of the Company, dated March 19, 2025.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Press release of the Company dated March 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: March 20, 2025

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